EXECUTION VERSION

CONSENT AND AMENDMENT REQUEST

TO: RK Mine Finance Bermuda 4 Limited (the "Lender")

[REDACTED]

Attention:    [REDACTED]

Facsimile:   [REDACTED]

Email:         [REDACTED]

[contact details redacted for confidentiality reasons]

RE: Credit Agreement, dated as of December 31, 2020, between, inter alios, NorCrest Metals Inc. (the "Borrower"), as borrower, and the Lender, as lender (the "Credit Agreement")

RECITALS

Reference is made to the Credit Agreement. Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Credit Agreement.

Pursuant to Section 8.4(g) of the Credit Agreement, the Borrower and the Guarantors are prohibited from declaring, paying, or making any Restricted Payments, save and except for, inter alia, Restricted Payments on account of the Deferred Share Units and the cash settlement of the same.

The Parent is proposing amendments to its existing Deferred Share Unit plan (the "Deferred Share Unit Plan Amendments") to allow for, inter alia, the issuance of new types of share units (collectively, the "Units"), including, without limitation, restricted share units, performance share units, and deferred share units, to eligible recipients and the cash settlement of same.

NOW THEREFORE, the undersigned hereby agrees as follows:

In light of the foregoing, the Lender hereby consents to the following amendments to the Credit Agreement:

1. The existing definition of Deferred Share Units in Section 1.1 of the Credit Agreement shall be deleted in its entirety;

2. A definition of "Share Units" shall be added in Section 1.1 of the Credit Agreement immediately after the definition of "Senior Officer" as follows:

""Share Units" means the Units issued pursuant to the board-approved Share Unit plan in the amount of (x) 35,000 Units existing as of December 31, 2020, (y) no more than $630,000 worth of Units in aggregate (such value being determined at the time of issuance of a Unit and calculated by multiplying the number of Units by the value of the referable Equity Securities to which each Unit is subject) to be issued following the date of this Agreement to August 5, 2021 and (z) and such additional Units issued after August 5, 2021; provided that in the case of (z) the maximum aggregate cash settlement amount under such Units shall not exceed $8,000,000 in aggregate with all remaining consideration payable upon conversion of such Units being satisfied through the issuance of Equity Securities in the capital of the Parent that is listed on the Toronto Stock Exchange."

3. The existing definition of Units in Section 1.1 of the Credit Agreement shall be deleted in its entirety and replaced as follows:

""Unit" means one deferred share unit, performance share unit, restricted share unit, or other like compensation unit, referable to one Equity Security in the capital of the Parent that is listed on the Toronto Stock Exchange."

4. The references to Deferred Share Unit in Section 8.4(g) and 8.4(k) shall be deleted in each instance and replaced with Share Unit.

Except for the consents and amendments expressly set forth herein, the Credit Agreement and all other Credit Documents shall remain unamended and unwaived, in full force and effect. All consents and amendments herein are strictly limited to the times and circumstances herein provided and shall not be construed so as to constitute any consent, waiver or amendment with regard to any other terms, times or circumstances.

The delivery of a facsimile or electronic copy of an executed counterpart of this Consent and Amendment shall be deemed to be valid execution and delivery thereof.

This Consent and Amendment shall for all purposes be governed by and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to conflict of law principles.

[Signature page follows.]

DATED the 9th day of August, 2021.

RK MINE FINANCE BERMUDA 4 LIMITED

By:	(signed) [REDACTED]
Name: [REDACTED]
Title: [REDACTED]
[signatory redacted for confidentiality reasons]

Acknowledged and Agreed,

DATED the 9th day of August, 2021.

NORCREST METALS INC.

By:	(signed) [REDACTED]
Name: [REDACTED]
Title: [REDACTED]
[signatory redacted for confidentiality reasons]

Consent and Amendment Request